FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May, 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 May 2010

HSBC HOLDINGS PLC
FIRST INTERIM DIVIDEND FOR 2010 ON ORDINARY SHARES

In accordance with their intention to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend, and as envisaged in the announcement of the 2009 Annual Results on 1 March 2010, the Directors of HSBC Holdings plc have declared a first interim dividend of US$0.08 per ordinary share in respect of the year ending 31 December 2010. The ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 19 May 2010. The American Depositary Shares will be quoted ex-dividend in New York on 19 May 2010. The dividend will be payable on 7 July 2010 to holders of record on 20 May 2010 on the Hong Kong Overseas Branch Register and 21 May 2010 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

Payment on Ordinary Shares
The first interim dividend will be payable on 7 July 2010 in cash in US dollars, or in sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 28 June 2010, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to holders of ordinary shares on or about 2 June 2010, and elections will be required to be made by 23 June 2010.

Any person who has acquired shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on Thursday 20 May 2010 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Friday 21 May 2010 in order to receive the dividend.
Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00pm on Friday 21 May 2010 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on Friday 21 May 2010. Accordingly any person who wishes to remove shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4pm on Wednesday 19 May 2010; any person who wishes to remove shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4pm on Thursday 20 May 2010.

Payment on Ordinary Shares held through Euroclear France
The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 7 July 2010 to the holders of record on 21 May 2010. The dividend will be payable in cash, in euros at the forward exchange rate quoted by HSBC France at or about 12 noon on 28 June 2010, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 19 May and 26 May 2010.

Payment on American Depositary Shares
The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 7 July 2010 to holders of record on 21 May 2010. The dividend of US$0.40 per American Depositary Share will be payable in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 2 June 2010, and elections will be required to be made by 16 June 2010. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.

In order to be eligible to receive the dividend, American Depositary Shares must be registered on the books of the Depositary by the record date, 21 May 2010.

DIVIDEND ON 6.20% NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ("SERIES A DOLLAR PREFERENCE SHARES")

In 2005 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20 per cent per annum is payable quarterly on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend for the quarter ending 15 June 2010. The dividend of US$0.3875 per Series A American Depositary Share will be payable on 15 June 2010 to holders of record on 1 June 2010.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Tuesday, 1 June 2010 in order to receive the dividend.

INTERIM RESULTS

As indicated in the announcement of the 2009 Annual Results, the interim results for the six months to 30 June 2010 will be announced on Monday 2 August 2010.

The Directors of HSBC Holdings plc are S K Green, M F Geoghegan, S A Catz
†
, V H C Cheng, M K T Cheung
†
, J D Coombe
†
, J L
Durán
†
, R A Fairhead
†
, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett
†
, W S H Laidlaw
†
, J R Lomax
†,
Sir Mark Moody-Stuart
†
, G Morgan
†
, N R N Murthy
†
, S M Robertson
†
, J L Thornton
†
and Sir Brian Williamson
†
.
*
Non-executive Director
†
Independent non-executive Director

Media enquires to Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 04 May 2010